ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

March 12, 2013	Nathan Briggs
T+1202 626 3909
F+1202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Income Solutions Fund

File Nos. 333-186045 and 811-22791

Dear Mr. Bartz:

Thank you for your letter, dated February 8, 2013 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest (the “Common Shares”) of DoubleLine Income Solutions Fund (the “Fund”), which was filed with the SEC on January 15, 2013.

The following sets forth the Fund’s responses to the Staff’s comments.

PROSPECTUS

Cover Page

1.	Comment: Footnote (3) to the offering table states that the Fund will pay offering costs up to an aggregate of $[•] per Common Share, and DoubleLine Capital LP (the “Adviser” or “DoubleLine”) will pay (i) all organizational expenses of the Fund and (ii) offering costs of the Fund to the extent they exceed $[•] per Common Share. Please include in the footnote estimates of the following:

—	the size of the offering in dollars and shares;

—	the total offering costs in dollars and costs per share;

—	the total offering costs expected to be paid by the Fund in dollars;

—	the organizational costs expected to be paid by the Adviser; and

—	the total offering costs expected to be paid by the Adviser in dollars.

Please make similar revisions to footnote (1) to the fee table in the section “Summary of Fund Expenses.”

Response: The requested changes have been made.

Prospectus Summary - Principal Investment Strategies (Page 7)

2.	Comment: The eighth paragraph of this section states that the Fund may invest in securities of other investment companies, and funds sponsored or advised by DoubleLine or its affiliates. Please provide a corresponding line item in the Annual Expenses table for “Acquired Fund Fees and Expenses,” disclosing the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of these “Acquired Funds.” See Instruction 10.a to Item 3 of Form N-2.

Response: The Fund notes that “Acquired Fund Fees and Expenses” are anticipated to account for less than 0.01% of the Fund’s average net assets. Accordingly, any such estimated fees and expenses are included under the sub-caption “Other Expenses” in accordance with Instruction 10 to Item 3 of Form N-2.

Prospectus Summary - Derivatives (Page 8)

3.	Comment: This section states that the Fund may use total return swaps and credit default swaps. Please disclose in this section that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Also, when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: In response to the Staff’s comment, the following disclosure has been added to the referenced section:

The Fund or its agents will earmark or segregate liquid assets on its books against its derivatives exposures to the extent required by law.

4.	Comment: This section also states that the Fund may engage in short sales. Please confirm that the fee table will include, as an expense, an estimate of the dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 1, 2012).

Response: The Fund confirms that an estimate of any dividends expected to be paid on the Fund’s expected short sale transactions in the Fund’s current fiscal year will be included in the Fund’s fee table.

Prospectus Summary - Investment Advisor (Page 10)

5.	Comment: The first paragraph of this section provides that the Adviser will receive an annual fee based on a percentage of “total managed assets,” which includes reverse repurchase agreements, dollar roll transactions, and “similar transactions.” Please disclose what is meant by “similar transactions” and, if this term refers to derivatives, also disclose that the notional value of these instruments will not be used for purposes of calculating total managed assets. Also, please disclose whether the Fund’s cash and cash equivalent holdings are included in the calculation of total managed assets. We may have additional comments after the Investment Management Agreement is filed as an exhibit to the registration statement.

Response: Pursuant to the Fund’s investment management agreement, “total managed assets” means the total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar roll transactions, or similar transactions, borrowings, and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities in respect of reverse repurchase agreements, dollar roll transactions, or similar transactions, and borrowings).

Thus, if a derivative position held by the Fund represents an asset or liability, it will factor into the calculation of the Fund’s investment management fee. Derivatives generally will be valued for this purpose in the same manner that they are valued for purposes of calculating the Fund’s net asset value (e.g., market value or fair value). Any such asset or liability would not typically be valued for this purpose at the notional amount of the derivative.

The disclosure has been clarified to reflect that cash and cash equivalents are included in the calculation of “total managed assets.”

Prospectus Summary - Principal Risk Factors - Interest Rate Risk (Page 17)

6.	Comment: This section describes the effect of interest rates on the prices of debt obligations, and provides that the Fund’s weighted average effective duration generally will fluctuate with interest rates. Since disclosure in the summary of principal investment strategies on page 7 states that the Fund may invest in securities of any maturity, please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates if the Fund has a weighted average effective duration of 10 years.

Response: The requested change has been made. However, the Fund believes the addition of the example is more appropriate under the “Principal Investment Strategies” section. The Fund has revised the relevant disclosure as follows (see underlined text):

The Fund may invest in securities of any maturity~~, and the Fund’s average duration will vary from time to time, potentially significantly, depending on DoubleLine’s assessment of~~. The portfolio managers intend, under normal market conditions ~~and other factors~~, to seek to construct an investment portfolio with a weighted average effective duration of not less than two years and not more than ten years. Duration is a measure of the expected life of a debt instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, the value of a portfolio of debt securities with an average duration of ten years would generally be expected to decline by approximately 10% if interest rates rose by one percentage point. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund’s investment portfolio may from time to time vary materially from its target range, and there is no assurance that the effective duration of the Fund’s investment portfolio will not exceed the target range.

Prospectus Summary - Principal Risk Factors - Emerging Markets Risk (Page 20)

7.	Comment: This section describes the risks that the Fund is exposed to due to its investments in emerging market countries. Since investing in emerging market countries appears to be a principal risk of the Fund, please disclose in the summary of principal investment strategies that the Fund will invest in emerging market country securities.

Response: The requested change has been made. The Fund has revised the relevant disclosure as follows (see underlined text):

The Fund may invest without limit in securities of issuers domiciled or organized in jurisdictions other than the United States, including securities of issuers domiciled or organized in emerging market countries~~, and in securities denominated in currencies other than the U.S. dollar~~. The Fund initially intends to invest a significant portion of its assets in securities of issuers domiciled or organized in emerging market countries, although the composition of the Fund’s portfolio may change over time and from time to time such that a significant portion of the Fund’s assets are not invested in securities of emerging markets issuers.

Prospectus Summary - Principal Risk Factors - Event-Linked Securities Risk (Page 30)

8.	Comment: Please revise the heading of this risk disclosure to include the term “catastrophe bonds.” Additionally, the fourth sentence of this section states that, if a catastrophe occurs that “triggers” the event-linked security, investors may lose some or all of their investment in the security. Please disclose the mechanics of how investors may lose some or all of their investment in a catastrophe bond.

Response: The requested changes have been made. In addition, this risk has been removed from the summary section of the prospectus.

The Fund’s Investment Objectives and Strategies - Bank Loans (Page 45)

9.	Comment: Disclosure in the penultimate paragraph of this section provides that, with regard to loan participations or assignments, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, SEC interpretations may require the Fund to treat both the lending intermediary and the borrower as “issuers.” (Emphasis added.) Please revise this disclosure to provide that, in the example above, SEC interpretations require the Fund to treat both the lending intermediary and the borrower as “issuers.” See Pilgrim Prime Rate Trust (SEC No-Action Letter (June 29, 1989)) and Putnam Diversified Premium Income Trust (SEC No-Action Letter (July 10, 1989)).

Response: In response to the Staff’s comment, the relevant disclosure has been revised as follows:

~~In~~It is currently the position of the SEC that, in the case of loan participations or assignments where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, ~~SEC interpretations may require~~ the Fund ~~to~~should treat both the lending bank or other lending institution and the borrower as “issuers.” ~~Treating~~If and to the extent the Fund treats a financial intermediary as an issuer of indebtedness, the Fund may in certain circumstances ~~restrict the Fund’s~~be limited in its ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Page 1)

10.	Comment: Fundamental policy 4(i) in this section provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise policy 4(i) to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. See Comment 9. Additionally, fundamental policy 4(iii) states that derivatives counterparties are not considered to be part of any industry except to the extent required by applicable law. Since it is the position of the staff of the Division of Investment Management that counterparties are part of an industry, please revise this policy.

Response: The Fund has reviewed the Pilgrim No-Action Letter (the “Letter”) cited by the Staff in its comment above. The Fund respectfully submits that the Letter does not express a Staff position on issues related to industry concentration, and the Fund is not aware of any published guidance from the Staff that extends the conclusions or the Staff’s reasoning in the Letter to situations that address evaluating a registered investment company’s compliance with its industry concentration policy.

Nevertheless, the Fund has made the following revisions to its fundamental policy 4:

4.            The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry (for purposes of this restriction, ~~(i) bank loans and loan participations will be considered investments in the industry of the underlying borrower, (ii)~~ investment companies are not considered to constitute an industry~~, and (iii) derivatives counterparties are not considered to be part of any industry except to the extent required by applicable law~~).

Investment Restrictions and Strategies - Bank Loans, Assignments, and Participations (Page 21)

11.	Comment: The ninth paragraph of this section provides that the Adviser may seek to avoid the receipt of material, non-public information (“Confidential Information”) about issuers of investments being considered for acquisition by the Fund or held in the Fund’s portfolio if the receipt of this information would restrict one or more of the Adviser’s other clients from trading in securities they hold or in which they may invest. Please explain to us why this policy is consistent with the Adviser’s fiduciary duty to the Fund, and whether the Fund’s Board of Trustees has approved of this policy. In addition, please add the above disclosure to the discussions of Confidential Information Access Risk on pages 31 and 72 of the prospectus.

Response: DoubleLine believes that its policies and procedures regarding the possible receipt of Confidential Information are consistent with its fiduciary duties to all clients, including the Fund. The policies were disclosed to and approved by the Board of Trustees of the Fund in connection with the Fund’s organizational Board meeting, with any revisions to those policies being subject to approval at subsequent meetings. DoubleLine would, of course, consider the totality of the information available to it in determining whether to make any investment for the Fund.

The requested disclosure has been added to “Confidential Information Access Risk” where applicable.

Management of the Fund (Page 39)

12.	Comment: We note that much of the information for this section will be completed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly with regard to the leadership structure of the Board of Trustees, and why it has been determined that the Fund’s leadership structure is appropriate; the Board’s role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Fund; and any directorships held by each trustee during the past five years.

Response: The requested changes have been made.

GENERAL COMMENTS

13.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Except as noted below in response to Comment 14, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

14.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

15.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request.

16.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

17.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund and its management have been made aware of this comment.

* * * * *

As to the final portion of the Comment Letter, the Fund intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration during the penultimate week of April 2013.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Ronald R. Redell

Timothy W. Diggins, Esq.